Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-150313) on Form S-8 of Mackinac Financial Corporation 401(k) Plan of our report dated June 29, 2015, with respect to the statements of net assets available for benefits of Mackinac Financial Corporation 401(k) Plan as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014 and the schedule of assets held at end of year as of December 31, 2014 which report appears in the December 31, 2014 annual report on Form 11-K of Mackinac Financial Corporation 401(k) Plan.

/s/ Plante & Moran, PLLC
Auburn Hills, Michigan
June 29, 2015